CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2018
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated February 13, 2019 and provides information concerning our financial condition and results of operations for the three and nine months ended December 31, 2018. You should read this MD&A together with our unaudited condensed consolidated interim financial statements as at and for the three and nine months ended December 31, 2018 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended March 31, 2018 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the year ended March 31, 2018 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•	our ability to implement our growth strategies;

•	our ability to maintain strong business relationships with our customers, suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.

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By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report, which include, but are not limited to, the following risks:

•	we may not open retail stores or expand e-commerce access on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	we may be unable to remediate weaknesses in our internal controls over financial reporting on a timely basis;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our retail partners and international distributors;

•	the success of our new store openings;

•	the success of our expansion into Greater China;

•	the success of our marketing programs;

•	our ability to forecast our inventory needs;

•	our ability to manage our exposure to data security and cyber security events;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw material costs, interest rates and currency exchange rates.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor,

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or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the Annual Financial Statements, except that certain new standards became effective at the beginning of the current fiscal year. The Company has adopted IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments effective April 1, 2018, which did not have a material effect on the financial statements. See “Changes in Accounting Policies” below, for a description of the impact from adopting these new standards. As permitted by the standards, the Company elected not to restate comparative financial information. The accounts of Baffin Limited (“Baffin”), our newly acquired footwear business, have been included in our results from the date of acquisition, November 1, 2018. See “Acquisition” for details.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refer to British pounds sterling, “EUR” refer to euros, “CHF” refer to Swiss francs, “HKD” refer to Hong Kong dollars, and “RMB” refer to renminbi, unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Interim Financial Statements are presented in millions of Canadian dollars. We have conformed comparative period amounts to this convention and rounded where necessary.
All references to “fiscal 2015” are to the Company’s fiscal year ended March 31, 2015; to “fiscal 2016” are to the Company’s fiscal year ended March 31, 2016; to “fiscal 2017” are to the Company’s fiscal year ended March 31, 2017; to “fiscal 2018” are to the Company’s fiscal year ended March 31, 2018; to “fiscal 2019” are to the Company’s fiscal year ending March 31, 2019 and to “fiscal 2020” are to the Company’s fiscal year ending March 31, 2020.

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SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the three and nine months ended December 31, 2018 and 2017 and expresses the percentage relationship to revenues of certain financial statement captions. See “Results of Operations” for additional details.

	Three months ended			Nine months ended
CAD $ millions (except per share data)	December 31, 2018	December 31, 2017	% Change	December 31, 2018	December 31, 2017	% Change
Statement of Operations data:
Revenue	399.3	265.9	50.2%	674.3	466.4	44.6%
Gross profit	257.3	169.1	52.2%	414.4	269.4	53.8%
Gross margin	64.4%	63.6%	80 bps	61.5%	57.8%	370 bps
Operating income	139.9	89.9	55.6%	185.0	123.3	50.0%
Net income	103.4	63.0	64.1%	134.6	88.0	53.0%
Earnings per share
Basic	$0.94	$0.59	59.3%	$1.23	$0.82	50.0%
Diluted	$0.93	$0.56	66.1%	$1.20	$0.79	51.9%
Other data: (1)
EBITDA	146.3	93.2	57.0%	200.3	132.6	51.1%
Adjusted EBITDA	151.1	94.7	59.6%	209.2	127.4	64.2%
Adjusted EBITDA margin	37.8%	35.6%	220 bps	31.0%	27.3%	370 bps
Adjusted net income	107.2	64.5	66.2%	141.6	84.1	68.4%
Adjusted net income per share	$0.98	$0.60	63.3%	$1.30	$0.79	64.6%
Adjusted net income per diluted share	$0.96	$0.58	65.5%	$1.27	$0.76	67.1%
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Segments
We report our results in two segments which are aligned with our sales channels: Wholesale and Direct-to-Consumer (“DTC”). We measure each reportable operating segment’s performance based on revenue and segment operating income. Through our wholesale segment, we sell to retail partners and distributors. Our DTC segment includes online sales through our e-commerce sites to customers in Austria, Belgium, Canada, France, Germany, Greater China, Ireland, Luxembourg, the Netherlands, Sweden, the U.K. and the U.S. and sales to customers of our retail stores in Beijing, Boston, Calgary, Chicago, Hong Kong, London, Montreal, New York City, Short Hills, NJ, Toronto, and Vancouver.
Our wholesale and DTC segments represented 56.9% and 43.1% of our total revenue, respectively, in fiscal 2018. For fiscal 2017, the wholesale and DTC segments contributed 71.5% and 28.5% of the total revenue, respectively, and for fiscal 2016, the wholesale segment and DTC segment contributed 88.6% and 11.4%, respectively. The overall growth in sales along with the increased

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proportion of sales in the DTC segment is expected to continue as we open more retail stores and expand e-commerce access in future years.
Factors Affecting our Performance
We believe that our performance and future success depend on many factors that present significant opportunities for us and may pose risks and challenges, including those discussed below.

•
Market development. Our market development strategy has been a key driver of our recent revenue growth and we plan to continue to execute our global expansion strategy. Across our various markets, we intend to continue increasing brand awareness and activating local markets while building out customer access in our wholesale and DTC channels. We expect that marketing expenses to support these initiatives will continue to grow in proportion to anticipated revenue growth. In executing this strategy, we have expanded our presence in the Greater China market in fiscal 2019.

•
Growth in our DTC Channel. We introduced our DTC channel in fiscal 2015 with the launch of our Canadian e-commerce store and have since established e-commerce stores in the U.S. and in key markets in Europe and Greater China.

In the third quarter of fiscal 2017, we opened our first two retail stores and have since opened ten stores across the globe, including stores in Short Hills, NJ, Hong Kong, Vancouver, Montreal, and Beijing in fiscal 2019. We intend to continue to open a select number of additional retail locations in major metropolitan centres and premium outdoor and lifestyle destinations where we believe they can operate profitably.
Growth in our DTC channel is expected to continue to alter the seasonal concentration of our revenue since customers tend to purchase goods in retail stores and on e-commerce sites at a higher rate in our third and fourth fiscal quarters, compared to the wholesale business, where products are delivered to wholesale partners in the second and third quarters ahead of their peak selling season.

•
New Products. We intend to continue to expand our Fall/Winter and Spring collections of outerwear, knitwear and accessories across styles, uses and climates. Additionally, in connection with the acquisition of Baffin, we intend to continue to offer Baffin brand footwear through its own sales channels. In the future, we also intend to develop a separate Canada Goose footwear offering leveraging Baffin’s infrastructure, processes and technology. Product design and innovation are a core part of our strategy and we intend to continue investing in the development and introduction of new products. We launched our knitwear collection in the second quarter of fiscal 2018. As we introduce additional products, we expect that they will supplement the seasonal nature of our business. We expect these products will be accretive to revenue but may carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.

•
Seasonality. We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters and our DTC revenue in the third and fourth fiscal quarters. We generated 74.2%, 83.5%, and 77.4% of our consolidated revenues in the combined second and third fiscal quarters of fiscal 2018, fiscal 2017 and fiscal 2016, respectively. In our wholesale channel, we have visibility into expected future

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revenues, with a majority of orders received before the end of the prior fiscal year, enabling us to plan our manufacturing calendar. That said, seasonal fluctuations in wholesale and distributor customer demand have shifted the delivery timing of customer orders between quarters and can be expected to affect the quarterly pattern of wholesale revenue in future years. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience reduced or negative net income and adjusted EBITDA(1) in the first and fourth quarters. Net working capital requirements typically increase throughout our first and second fiscal quarters as inventory builds to support our peak shipping and selling period beginning in the second quarter, to the end of the calendar year. We finance these needs through a combination of cash on hand, cash from operations, and borrowings on our Revolving Facility. Cash flows from operating activities are typically highest in the third and fourth fiscal quarters of the fiscal year due to the peak revenue period for DTC and collection of receivables from wholesale revenue earlier in the year. As a result of our seasonality, changes that impact gross margin and adjusted EBITDA can have a disproportionate impact on the quarterly results when they are recorded in our off-peak periods.

(1)	Adjusted EBITDA is a non-IFRS measure. See “Non-IFRS Financial Measures” for a description of these measures.

•
Developments in international trade. We continue to prepare for the impact on our operations in Europe and the U.K. as a result of the expected British exit from the European Union (“Brexit”). We do not expect any consequences, positive or negative, emanating from recent trade negotiations in connection with the North American Free Trade Agreement (“NAFTA”) or the proposed United States-Mexico-Canada Agreement (“USMCA”). The Company is currently benefiting from reduced tariffs on certain of our products imported into Europe under the Canada-European Union Comprehensive Economic and Trade Agreement (“CETA”) which entered into force provisionally on September 21, 2017 and is pending ratification by certain EU countries.

•
Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2018, 2017 and 2016, we generated 53.7%, 52.2% and 54.6%, respectively, of our revenue in currencies other than Canadian dollars. As most of our wholesale revenue is derived from retailer orders made prior to the beginning of the fiscal year, we have a high degree of visibility into our anticipated future cash flows from wholesale operations. In addition, most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and selling, general and administrative (“SG&A”) expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, this extended visibility allows us to enter into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies.

We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the principal and interest payable on our U.S. dollar denominated senior secured asset-based revolving credit facility (the “Revolving Facility”) and senior secured term loan facility (the “Term Loan Facility”). On October

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18, 2017, we entered into foreign exchange forward and cross-currency swap contracts to hedge a portion of the exposure to foreign currency exchange and interest rate risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The primary foreign currency exchange rates that impact our business and operations as at and for the three and nine months ended December 31, 2018 and for the fiscal year ended March 31, 2018 are summarized below:

	Foreign currency exchange rate $1.00 CAD
	Fiscal 2019
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2019 YTD	December 31, 2018
USD/CAD	1.2912	1.3069	1.3214	—	1.3065	1.3642
EUR/CAD	1.5390	1.5204	1.5080	—	1.5225	1.5613
GBP/CAD	1.7567	1.7039	1.6992	—	1.7199	1.7439
CHF/CAD	1.3108	1.3291	1.3274	—	1.3224	1.3852
RMB/CAD	0.2024	0.1920	0.1911	—	0.1952	0.1983
HKD/CAD	0.1645	0.1666	0.1688	—	0.1666	0.1742

	Foreign currency exchange rate $1.00 CAD
	Fiscal 2018
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2018	March 31, 2018
USD/CAD	1.3449	1.2528	1.2713	1.2647	1.2837	1.2894
EUR/CAD	1.4810	1.4721	1.4971	1.5544	1.5011	1.5867
GBP/CAD	1.7211	1.6396	1.6875	1.7601	1.7022	1.8106
CHF/CAD	1.3663	1.3012	1.2881	1.3337	1.3226	1.3482
Source: Bank of Canada

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Components of Our Results of Operations
Revenue
Wholesale revenue comprises sales to third party resellers, which includes distributors and retailers of our products. Wholesale revenue from the sale of goods, net of an estimated provision for sales returns, discounts and allowances, is recognized when the control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third-party warehouse or arrive at the reseller’s facilities.
DTC revenue consists of sales through our e-commerce operations and retail stores. Revenue through e-commerce operations and retail stores is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
Cost of Sales and Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products, including raw materials, direct labour and overhead, plus freight, duties and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. It also includes costs incurred in our production, design and merchandise departments as well as inventory provisions and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue. Inventory acquired in connection with the Baffin acquisition was recorded at its fair value, measured as net realizable value, less costs to sell. When the opening inventory is sold, the gross profit that would otherwise have been recognized without the inventory valuation adjustment will reduce the associated gross profit and gross margin.
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our wholesale partners, e-commerce customers, and retail stores. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations. Foreign exchange gains and losses are recorded in SG&A and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, the Term Loan Facility, and a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and therefore experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change is expected to be primarily driven by the growth of our DTC channel, including the investment required to support e-commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year. The growth of our DTC channel is expected to be accretive to net income given that the higher gross margin for sales made through our DTC channel captures the full retail value of our products.

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General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs, including salaries, variable incentive compensation, benefits, share-based compensation, technology support and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, the U.S., Switzerland and the U.K.
ACQUISITION
On November 1, 2018, a newly incorporated subsidiary of the Company, Baffin Limited, acquired the business of Baffin Inc., a Canadian designer and manufacturer of performance outdoor and industrial footwear, for total purchase consideration of $35.1m. The transaction was funded with available cash on hand, drawings on the existing Revolving Facility, and the issuance of $1.5m of subordinate voting shares.
Baffin’s results of operations have been consolidated with those of the Company from the date of acquisition including the results from Baffin’s wholesale business in the wholesale operating segment and Baffin’s e-commerce business in the DTC operating segment.

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RESULTS OF OPERATIONS
Nine months ended December 31, 2018 compared to nine months ended December 31, 2017
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except share and per share data)	Nine months ended		$ Change	% Change
	December 31, 2018	December 31, 2017
Statement of Operations data:
Revenue	674.3	466.4	207.9	44.6%
Cost of sales	259.9	197.0	(62.9)	(31.9)%
Gross profit	414.4	269.4	145.0	53.8%
Gross margin	61.5%	57.8%		370 bps
Selling, general and administrative expenses	217.1	139.2	(77.9)	(56.0)%
SG&A expenses as % of revenue	32.2%	29.8%		240 bps
Depreciation and amortization	12.3	6.9	(5.4)	(78.3)%
Operating income	185.0	123.3	61.7	50.0%
Operating income as % of revenue	27.4%	26.4%		100 bps
Net interest and other finance costs	11.1	10.1	(1.0)	(9.9)%
Income before income taxes	173.9	113.2	60.7	53.6%
Income tax expense	39.3	25.2	(14.1)	(56.0)%
Effective tax rate	22.6%	22.3%		30 bps
Net income	134.6	88.0	46.6	53.0%
Other comprehensive income (loss)	3.7	(0.4)	4.1	1,025.0%
Comprehensive income	138.3	87.6	50.7	57.9%
Earnings per share
Basic	$1.23	$0.82	0.41	50.0%
Diluted	$1.20	$0.79	0.41	51.9%
Weighted average number of shares outstanding
Basic	109,234,744	106,980,180
Diluted	111,754,074	111,058,977
Other data: (1)
EBITDA	200.3	132.6	67.7	51.1%
Adjusted EBITDA	209.2	127.4	81.8	64.2%
Adjusted EBITDA margin	31.0%	27.3%		370 bps
Adjusted net income	141.6	84.1	57.5	68.4%
Adjusted net income per share	$1.30	$0.79	0.51	64.6%
Adjusted net income per diluted share	$1.27	$0.76	0.51	67.1%
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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Revenue
Revenue for the nine months ended December 31, 2018 increased by $207.9m, or 44.6% from $466.4m for the nine months ended December 31, 2017 to $674.3m. The increase was driven by growth in all geographic regions. On a constant currency(1) basis, revenue increased by 43.2% for the nine months ended December 31, 2018 compared to the nine months ended December 31, 2017. Revenue generated from our DTC channel represented 45.8% of total revenue for the nine months ended December 31, 2018 compared to 34.3% for the nine months ended December 31, 2017.

	For nine months ended		$ Change			% Change
CAD $ millions	December 31, 2018	December 31, 2017	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Wholesale	365.4	306.2	59.2	(4.9)	54.3	19.3%	17.7%
DTC	308.9	160.2	148.7	(1.7)	147.1	92.8%	91.8%
Total revenue	674.3	466.4	207.9	(6.6)	201.4	44.6%	43.2%
(1) Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue from our wholesale channel was $365.4m for the nine months ended December 31, 2018 compared to $306.2m for the nine months ended December 31, 2017. The increase of $59.2m in revenue from our wholesale channel was driven by overall demand growth across all geographic regions as well as higher order values from existing wholesale partners. Favourable foreign exchange fluctuations and incremental revenue from Baffin also contributed positively. Visibility in our order book and improved manufacturing productivity enabled us to respond to changing customer demand and benefit from reorder opportunities.
DTC
Revenue from our DTC channel was $308.9m for the nine months ended December 31, 2018 compared to $160.2m for the nine months ended December 31, 2017. The increase of $148.7m in revenue from our DTC channel was driven by the incremental revenue from our four retail stores which opened in the third quarter of fiscal 2018, the continued strong performances from well-established stores, the opening of five new retail store in Short Hills, NJ, Hong Kong, Vancouver, Montreal and Beijing in the current fiscal year and the launch of the Greater China e-commerce site, following the pilot program that began in the fourth quarter of fiscal 2018.

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Revenue by geography

CAD $ millions	For nine months ended
Revenue by geography:	December 31, 2018	% of total revenue	December 31, 2017	% of total revenue	$ Change	% Change
Canada	238.8	35.4%	179.4	38.5%	59.4	33.1%
United States	203.7	30.2%	139.6	29.9%	64.1	45.9%
Rest of World	231.8	34.4%	147.4	31.6%	84.4	57.3%
	674.3	100.0%	466.4	100.0%	207.9	44.6%
Revenue increased across all our geographic regions for the nine months ended December 31, 2018 compared to the nine months ended December 31, 2017. This revenue growth is primarily attributable to the increased proportion of sales in the DTC segment and through the incremental revenues generated from retail stores and e-commerce sites that were not open throughout the nine months ended December 31, 2017. Further, there is an increase in the proportion of revenues in Rest of World primarily attributable to the increase in retail stores and e-commerce access internationally. We expect this shift will continue to grow as we open more retail locations and expand e-commerce access in future years.
Cost of Sales and Gross Profit
Cost of sales for the nine months ended December 31, 2018 increased by $62.9m or 31.9% compared to the nine months ended December 31, 2017. Gross profit and gross margin for the nine months ended December 31, 2018 were $414.4m and 61.5%, respectively, compared to $269.4m and 57.8%, respectively, for the same period in fiscal 2018. The increase in gross profit was primarily attributable to revenue growth and favourable changes in channel mix, with a higher proportion of revenue from our DTC channel than in the comparable period in fiscal 2018, offset by higher direct labour costs. Gross margin improved due to margin expansion in the wholesale channel.

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	For nine months ended
	December 31, 2018		December 31, 2017
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change

Wholesale
Revenue	365.4	100.0%	306.2	100.0%	59.2	19.3%
Cost of sales	185.6	50.8%	158.6	51.8%	(27.0)	(17.0)%
Gross profit	179.8	49.2%	147.6	48.2%	32.2	21.8%

DTC
Revenue	308.9	100.0%	160.2	100.0%	148.7	92.8%
Cost of sales	74.3	24.1%	38.4	24.0%	(35.9)	(93.5)%
Gross profit	234.6	75.9%	121.8	76.0%	112.8	92.6%

Total
Revenue	674.3	100.0%	466.4	100.0%	207.9	44.6%
Cost of sales	259.9	38.5%	197.0	42.2%	(62.9)	(31.9)%
Gross profit	414.4	61.5%	269.4	57.8%	145.0	53.8%
Wholesale
Cost of sales in our wholesale channel was $185.6m for the nine months ended December 31, 2018 compared to $158.6m for the nine months ended December 31, 2017. Gross profit was $179.8m for the nine months ended December 31, 2018 compared to $147.6m for the nine months ended December 31, 2017. Wholesale gross margin increased from 48.2% of segment revenue to 49.2% in the period. The $32.2m increase in gross profit was primarily attributable to demand growth across all regions. The increase in gross margin reflects production efficiencies and reduction of import duty on goods sold in Rest of World as a result of CETA, partially offset by changes in product mix as well as manufacturing labour cost increases.
DTC
Cost of sales in our DTC channel was $74.3m for the nine months ended December 31, 2018 compared to $38.4m for the nine months ended December 31, 2017. Gross profit was $234.6m for the nine months ended December 31, 2018 compared to $121.8m for the nine months ended December 31, 2017. DTC gross margin decreased slightly from 76.0% of segment revenue to 75.9% in the period. The increase in DTC channel gross profit was attributable to the continued strong performances of our existing retail stores and e-commerce sites, as well as the incremental gross profit generated from our four retail stores which opened in the third quarter of fiscal 2018 and five retail stores which opened in fiscal 2019. The decrease in gross margin reflects an increase in direct labour manufacturing costs and a shift in product mix, with a higher proportion of lightweight down jacket sales.

Canada Goose Holdings Inc.	Page 13 of 45

SG&A Expenses
SG&A expenses for the nine months ended December 31, 2018 were $217.1m compared to $139.2m for the nine months ended December 31, 2017. The increase of $77.9m or 56.0% represents support for ongoing business growth, public company reporting and compliance activities, and new growth opportunities including the expansion into Greater China and the Baffin footwear acquisition. The increase was primarily driven by employee headcount increases, increased marketing spending, operating costs such as premises costs associated with the growth of our DTC channel, and information technology-related expenditures to support the growth of the business, as well as higher professional fees, and lower foreign exchange gains. We also incurred costs in connection with establishing our business in Greater China in the current fiscal year, and transaction costs related to the acquisition of Baffin and the Secondary Offerings completed in June and November 2018 compared with the costs of the Secondary Offering in June 2017.

	For nine months ended
	December 31, 2018		December 31, 2017
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Segment:
Wholesale	31.7	8.7%	29.2	9.5%	(2.5)	(8.6)%
DTC	64.0	20.7%	36.4	22.8%	(27.6)	(75.8)%
Unallocated corporate expenses	121.4		73.6		(47.8)	(64.9)%
Total SG&A expenses	217.1	32.2%	139.2	29.8%	(77.9)	(56.0)%
Wholesale
SG&A expenses in our wholesale channel for the nine months ended December 31, 2018 were $31.7m compared to $29.2m for the nine months ended December 31, 2017. SG&A expenses in the wholesale segment decreased from 9.5% of segment revenue to 8.7% in the period. The increase of $2.5m or 8.6% in SG&A expenses is a result of an increase in headcount and other fixed costs to support sales and operations of the wholesale business, partially offset by favourable distribution efficiencies.
DTC
SG&A expenses in our DTC channel for the nine months ended December 31, 2018 was $64.0m compared to $36.4m for the nine months ended December 31, 2017. SG&A expenses in the DTC segment decreased from 22.8% of segment revenue to 20.7% in the period. The increase of $27.6m or 75.8% was primarily attributable to the incremental operating costs of four retail stores and additional e-commerce sites launched in fiscal 2018, and five additional retail stores that opened during fiscal 2019. In addition, management fees are payable in the third quarter of fiscal 2019 to third party operating partners in connection with retail operations in Greater China. Pre-opening costs for new retail stores of $2.3m were incurred in fiscal 2019, compared to pre-opening costs of $4.8m for the same period in fiscal 2018. Revenue growth outpaced SG&A expense increases, resulting in a lower proportional increase in spending.

Canada Goose Holdings Inc.	Page 14 of 45

Unallocated Corporate Expenses
Unallocated corporate expenses for the nine months ended December 31, 2018 were $121.4m compared to $73.6m for the nine months ended December 31, 2017. The increase in unallocated corporate expenses of $47.8m was primarily a result of an increase in corporate costs to support operational growth, including increased marketing spend, corporate headcount, information technology support as well as higher professional fees, and lower foreign exchange gains. Costs in the period also include costs to establish our Greater China business, $1.3m of transaction costs related to the Baffin acquisition and $1.8m of transaction costs for the Secondary Offerings completed in June and November 2018, compared with costs of $1.5m for the Secondary Offering in June 2017.
Operating Income and Margin
Total operating income for the nine months ended December 31, 2018 was $185.0m compared to $123.3m for the nine months ended December 31, 2017. Operating income as a percentage of revenue (operating margin) for the nine months ended December 31, 2018 was 27.4% compared to 26.4% for the nine months ended December 31, 2017.

	For nine months ended
	December 31, 2018		December 31, 2017
CAD $ millions	Operating income	Operating margin	Operating income	Operating margin	$ Change	% Change
Segment:
Wholesale	148.1	40.5%	118.4	38.7%	29.7	25.1%
DTC	170.6	55.2%	85.4	53.2%	85.2	99.8%
	318.7		203.8		114.9	56.4%
Unallocated corporate expenses	121.4		73.6		(47.8)	(64.9)%
Unallocated depreciation and amortization	12.3		6.9		(5.4)	(78.3)%
Total operating income	185.0	27.4%	123.3	26.4%	61.7	50.0%
Wholesale
Wholesale segment operating income for the nine months ended December 31, 2018 was $148.1m compared to $118.4m for the nine months ended December 31, 2017. Operating margin in the wholesale segment increased from 38.7% of segment revenue to 40.5% in the period. The increase of $29.7m was primarily attributable to higher gross profit driven by overall demand growth. The increase in operating margin is attributable to higher gross margin for the reasons described above, and lower SG&A expenses as a percentage of segment revenue.
DTC
DTC segment operating income for the nine months ended December 31, 2018 was $170.6m compared to $85.4m for the nine months ended December 31, 2017. Operating margin for the DTC segment increased from 53.2% of segment revenue to 55.2% in the period. The increase of $85.2m was driven by the strong performance of our retail stores and e-commerce sites, partially

Canada Goose Holdings Inc.	Page 15 of 45

offset by $2.3m of pre-opening costs incurred for our five retail store locations which opened in the fiscal year (compared to $4.8m pre-opening costs for our four retail store locations which opened in the same period in fiscal 2018). As we continue to open more retail stores and expand e-commerce access in the future, we expect the proportion of operating income generated from our DTC channel will continue to increase.
Net Interest and Other Finance Costs
Net interest and finance costs for the nine months ended December 31, 2018 was $11.1m, compared with $10.1m for the nine months ended December 31, 2017. The increase of $1.0m is driven by higher average interest rates on the Revolving Facility and the Term Loan Facility.
Income Taxes
Income tax expense for the nine months ended December 31, 2018 was $39.3m compared to $25.2m for the nine months ended December 31, 2017. For the nine months ended December 31, 2018, the effective tax rate and statutory tax rate were 22.6% and 25.4%, respectively, compared to 22.3% and 25.4% for the nine months ended December 31, 2017.
The effective tax rates for both nine month periods ended December 31, 2018 and 2017 are lower than their corresponding statutory tax rates. For the nine month period ended December 2018, this arises from the statutory tax rate differences in our foreign jurisdictions and for the nine month period ended December 31, 2017, it is due to both the statutory tax rate differences in our foreign jurisdictions and the non-taxable unrealized gains on foreign exchange translation. As a significant portion of wholesale revenue and consolidated net income is attributed to an entity with a lower effective tax rate, this contributes to the reduction of rates.
Net Income
Net income for the nine months ended December 31, 2018 was $134.6m compared to $88.0m for the nine months ended December 31, 2017, driven by the factors described above.

Canada Goose Holdings Inc.	Page 16 of 45

Three months ended December 31, 2018 compared to three months ended December 31, 2017
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except share and per share data)	For the three months ended		$ Change	% Change
	December 31, 2018	December 31, 2017
Statement of Operations Data:
Revenue	399.3	265.9	133.4	50.2%
Cost of sales	142.0	96.8	(45.2)	(46.7)%
Gross profit	257.3	169.1	88.2	52.2%
Gross margin	64.4%	63.6%		80 bps
Selling, general and administrative expenses	112.1	76.8	(35.3)	(46.0)%
SG&A expenses as % of revenue	28.1%	28.9%		80 bps
Depreciation and amortization	5.3	2.4	(2.9)	(120.8)%
Operating income	139.9	89.9	50.0	55.6%
Operating income as % of revenue	35.0%	33.8%		120 bps
Net interest and other finance costs	3.9	3.4	(0.5)	(14.7)%
Income before income taxes	136.0	86.5	49.5	57.2%
Income tax expense	32.6	23.5	(9.1)	(38.7)%
Effective tax rate	24.0%	27.2%		320 bps
Net income	103.4	63.0	40.4	64.1%
Other comprehensive income (loss)	1.9	(1.7)	3.6	211.8%
Comprehensive income	105.3	61.3	44.0	71.8%
Earnings per share
Basic	$0.94	$0.59	0.35	59.3%
Diluted	$0.93	$0.56	0.37	66.1%
Weighted average number of shares outstanding
Basic	109,717,345	107,442,446
Diluted	111,729,981	111,612,786
Other data: (1)
EBITDA	146.3	93.2	53.1	57.0%
Adjusted EBITDA	151.1	94.7	56.4	59.6%
Adjusted EBITDA margin	37.8%	35.6%		220 bps
Adjusted net income	107.2	64.5	42.7	66.2%
Adjusted net income per share	$0.98	$0.60	0.38	63.3%
Adjusted net income per diluted share	$0.96	$0.58	0.38	65.5%
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Canada Goose Holdings Inc.	Page 17 of 45

Revenue
Revenue for the three months ended December 31, 2018 increased by $133.4m, or 50.2% from $265.9m for the three months ended December 31, 2017 to $399.3m. All geographic regions benefited, with the increase driven primarily by growth in our DTC channel. On a constant currency(1) basis, revenue increased by 49.0% for the three months ended December 31, 2018 compared to the three months ended December 31, 2017. Revenue generated from our DTC channel represented 58.9% of total revenue for the three months ended December 31, 2018 compared to 49.5% for the three months ended December 31, 2017.

	For three months ended		$ Change			% Change
CAD $ millions	December 31, 2018	December 31, 2017	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Wholesale	164.0	134.2	29.8	(1.6)	28.1	22.2%	20.9%
DTC	235.3	131.7	103.6	(1.4)	102.3	78.7%	77.7%
Total revenue	399.3	265.9	133.4	(3.0)	130.4	50.2%	49.0%
(1) Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue from our wholesale channel was $164.0m for the three months ended December 31, 2018 compared to $134.2m for the three months ended December 31, 2017 driven by higher order values from existing wholesale partners, coupled with earlier shipment timing relative to the fiscal quarter in the prior year, and customer reorders. Favourable foreign exchange fluctuations and incremental revenue from Baffin also contributed positively.
DTC
Revenue from our DTC channel was $235.3m for the three months ended December 31, 2018 compared to $131.7m for the three months ended December 31, 2017. The revenue increase of $103.6m was driven by incremental revenue from five new retail stores and from the launch of the Greater China e-commerce site, following the pilot program that began in the fourth quarter of fiscal 2018, as well as the strong performance of existing retail stores and e-commerce sites.
Revenue by geography

CAD $ millions	For the three months ended
Revenue by geography:	December 31, 2018	% of total revenue	December 31, 2017	% of total revenue	$ Change	% Change
Canada	147.8	37.0%	107.0	40.2%	40.8	38.1%
United States	129.4	32.4%	89.3	33.6%	40.1	44.9%
Rest of World	122.1	30.6%	69.6	26.2%	52.5	75.4%
	399.3	100.0%	265.9	100.0%	133.4	50.2%

Canada Goose Holdings Inc.	Page 18 of 45

Revenue growth was positive across all our geographic regions for the three months ended December 31, 2018 compared to the three months ended December 31, 2017. All geographic regions experienced a significant increase in DTC revenue primarily driven by incremental revenue from five retail stores that were not open in the three months ended December 31, 2017. Further, there was an increase in the proportion of revenues in Rest of World primarily attributable to the increase in retail stores and e-commerce access in Greater China.
Cost of Sales and Gross Profit
Cost of sales for the three months ended December 31, 2018 increased by $45.2m or 46.7% compared to the three months ended December 31, 2017. Gross profit and gross margin for the three months ended December 31, 2018 were $257.3m and 64.4%, respectively, compared to $169.1m and 63.6%, respectively, for the same period in fiscal 2018. The increase in gross profit was primarily attributable to revenue growth, while gross margin improved due to changes in channel mix, with an increased proportion of revenue from our DTC channel, partially offset by a decline in wholesale gross margin in the quarter.

	For the three months ended
	December 31, 2018		December 31, 2017
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Wholesale
Revenue	164.0	100.0%	134.2	100.0%	29.8	22.2%
Cost of sales	85.7	52.3%	65.8	49.0%	(19.9)	(30.2)%
Gross profit	78.3	47.7%	68.4	51.0%	9.9	14.5%

DTC
Revenue	235.3	100.0%	131.7	100.0%	103.6	78.7%
Cost of sales	56.3	23.9%	31.0	23.6%	(25.3)	(81.6)%
Gross profit	179.0	76.1%	100.7	76.4%	78.3	77.8%

Total
Revenue	399.3	100.0%	265.9	100.0%	133.4	50.2%
Cost of sales	142.0	35.6%	96.8	36.4%	(45.2)	(46.7)%
Gross profit	257.3	64.4%	169.1	63.6%	88.2	52.2%
Wholesale
Cost of sales in our wholesale channel was $85.7m for the three months ended December 31, 2018 compared to $65.8m for the three months ended December 31, 2017. Gross profit was $78.3m for the three months ended December 31, 2018 compared to $68.4m for the three months ended December 31, 2017. Wholesale gross margin decreased to 47.7% of segment revenue from 51.0% in the period. The increase in gross profit of $9.9m in the third quarter of fiscal 2018 is attributable to higher sales. The decrease in gross margin is due to changes in product mix, profit that would otherwise have been recognized on sold Baffin inventory due to a fair value markup at acquisition, and manufacturing labour cost increases.

Canada Goose Holdings Inc.	Page 19 of 45

DTC
Cost of sales in our DTC channel for the three months ended December 31, 2018 was $56.3m compared to $31.0m for the three months ended December 31, 2017. Gross profit was $179.0m for the three months ended December 31, 2018 compared to $100.7m for the three months ended December 31, 2017. DTC gross margin decreased from 76.4% of segment revenue to 76.1% in the period. The increase in DTC channel gross profit of $78.3m includes the incremental gross profit generated from five new retail stores that were not open in fiscal 2018 and the launch of the Greater China e-commerce site. The decrease in gross margin reflects an increase in direct labour manufacturing costs and a change in product mix, with a higher proportion of lightweight down jacket sales.
SG&A Expenses
SG&A expenses for the three months ended December 31, 2018 were $112.1m compared to $76.8m for the three months ended December 31, 2017. The increase of $35.3m, or 46.0% was incurred to support ongoing growth in the existing business, public company reporting and compliance activities, and new growth opportunities such as the expansion into Greater China and the Baffin footwear acquisition. The increase is primarily attributable to increased headcount in all segments and in our corporate office, incremental costs associated with five retail stores opened in fiscal 2019, investment in IT support and increased marketing spending, as well as higher professional fees, and lower foreign exchange gains. We also incurred costs in connection with establishing our business in Greater China in the current fiscal year, and transaction costs related to the acquisition of Baffin and the Secondary Offering completed in November 2018.

	For the three months ended
	December 31, 2018		December 31, 2017
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Segment:
Wholesale	13.2	8.0%	11.2	8.3%	(2.0)	(17.9)%
DTC	37.6	16.0%	21.6	16.4%	(16.0)	(74.1)%
Unallocated corporate expenses	61.3		44.0		(17.3)	(39.3)%
Total SG&A expenses	112.1	28.1%	76.8	28.9%	(35.3)	(46.0)%
Wholesale
SG&A expenses in our wholesale channel for the three months ended December 31, 2018 were $13.2m compared with $11.2m for the three months ended December 31, 2017. SG&A expenses in the wholesale segment decreased from 8.3% of segment revenue to 8.0% in the period. The increase of $2.0m primarily resulted from an increase in headcount and other fixed costs to support sales and operations and SG&A expenses for Baffin, partially offset by favourable distribution efficiencies.
DTC
SG&A expenses in our DTC channel for the three months ended December 31, 2018 were $37.6m compared to $21.6m for the three months ended December 31, 2017. SG&A expenses in the

Canada Goose Holdings Inc.	Page 20 of 45

DTC segment decreased from 16.4% of segment revenue to 16.0% in the period. The $16.0m increase in SG&A expenses was primarily attributable to higher operational costs driven by the expansion of our DTC channel, in particular the fixed operating costs associated with new and existing retail stores, including premise costs and new employee headcount. In addition, management fees are payable in fiscal 2019 to third party operating partners in connection with retail operations in Greater China. Pre-opening costs for new retail stores of $0.6m were incurred in the third quarter of fiscal 2019, compared to $1.5m for new stores in the same period of fiscal 2018. Revenue in the DTC channel increased more than related SG&A expenses resulting in lower SG&A expenses as a percentage of segment revenue for the three months ended December 31, 2018.
Unallocated Corporate Expenses
Unallocated corporate expenses for the three months ended December 31, 2018 were $61.3m compared to $44.0m for the three months ended December 31, 2017. The increase in unallocated corporate expenses of $17.3m was primarily a result of an increase in corporate costs to support operational growth, including increased marketing, corporate headcount, IT support for business growth, as well as higher professional fees, and lower foreign exchange gains. Costs in the period also include costs to establish our Greater China business, $1.3m of transaction costs related to the Baffin acquisition and $0.6m of transaction costs for the Secondary Offering completed in November 2018.
Operating Income and Margin
Total operating income for the three months ended December 31, 2018 was $139.9m compared to $89.9m for the three months ended December 31, 2017. Operating income as a percentage of revenue (operating margin) for the three months ended December 31, 2018 was 35.0% compared to 33.8% for the three months ended December 31, 2017, an improvement of 1.2 percentage points.

	For the three months ended
	December 31, 2018		December 31, 2017
CAD $ millions	Operating income	Operating margin	Operating income	Operating margin	$ Change	% Change
Segment:
Wholesale	65.1	39.7%	57.2	42.7%	7.9	13.8%
DTC	141.4	60.1%	79.1	60.0%	62.3	78.8%
	206.5		136.3		70.2	51.5%
Unallocated corporate expenses	61.3		44.0		(17.3)	(39.3)%
Unallocated depreciation and amortization	5.3		2.4		(2.9)	(120.8)%
Total operating income	139.9	35.0%	89.9	33.8%	50.0	55.6%
Wholesale
Wholesale segment operating income for the three months ended December 31, 2018 was $65.1m compared to $57.2m for the three months ended December 31, 2017. Operating margin in the

Canada Goose Holdings Inc.	Page 21 of 45

wholesale segment decreased from 42.7% of segment revenue to 39.7% in the period. The $7.9m increase in segment operating income was primarily driven by higher gross profit and overall demand growth. The decrease of 2.9 percentage points in the operating margin is attributable to the decline in gross margin for the reasons described above, partially offset by lower SG&A expenses as a percentage of sales.
DTC
DTC segment operating income for the three months ended December 31, 2018 was $141.4m compared to $79.1m for the three months ended December 31, 2017. Operating margin in the DTC segment remained relatively consistent at 60.1% of segment revenue compared with 60.0% in fiscal 2018. The $62.3m increase was primarily driven by the growth in DTC revenue, described above. The improvement in operating income and margin for the three months ended December 31, 2018 was primarily attributable to retail store productivity with SG&A expenses decreasing as a percent of sales from 16.4% to 16.0%, offset by a modest decline in gross margin.
Net Interest and Other Finance Costs
Net interest and finance costs for the three months ended December 31, 2018 was $3.9 m compared with $3.4m for the three months ended December 31, 2017. The $0.5m increase was primarily driven by higher average interest rates on borrowings.
Income Taxes
Income tax expense for the three months ended December 31, 2018 was $32.6m compared to $23.5m for the three months ended December 31, 2017. For the three months ended December 31, 2018, the effective tax rate and statutory tax rate were 24.0% and 25.4%, respectively, compared to 27.2% and 25.4%, respectively, for the three months ended December 31, 2017. The decrease in the December 31, 2018 effective tax rate from the statutory rate relates primarily to the statutory tax rate differences in our foreign jurisdictions and a shift in the proportion of income in those jurisdictions.
Net Income
Net income for the three months ended December 31, 2018 was $103.4m compared to $63.0m for the three months ended December 31, 2017, driven by the factors described above.

Canada Goose Holdings Inc.	Page 22 of 45

Quarterly Financial Information

	Fiscal 2019			Fiscal 2018				Fiscal 2017
CAD $ millions (except per share data)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue
Wholesale	164.0	179.9	21.5	30.0	134.2	152.1	19.9	14.6
DTC	235.3	50.4	23.2	94.8	131.6	20.2	8.3	36.5
Total	399.3	230.3	44.7	124.8	265.8	172.3	28.2	51.1
% of fiscal year revenue	—%	—%	—%	21.1%	45.0%	29.2%	4.8%	12.7%
Net income (loss)	103.4	49.9	(18.7)	8.1	62.9	37.1	(12.1)	(23.4)
Basic earnings (loss) per share	$0.94	$0.46	$(0.17)	$0.08	$0.59	$0.35	$(0.11)	$(0.23)
Diluted earnings (loss) per share	$0.93	$0.45	$(0.17)	$0.07	$0.57	$0.33	$(0.11)	$(0.23)
Adjusted EBITDA(1)	151.1	70.9	(13.5)	21.7	94.7	46.3	(13.6)	(11.4)
Adjusted net income (loss) per diluted share(1)	$0.96	$0.46	$(0.16)	$0.09	$0.58	$0.29	$(0.12)	$(0.15)
(1) Adjusted EBITDA and adjusted net income (loss) per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically reduced or negative in the first and fourth quarters as we invest ahead of our most active season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:

•
opening of retail stores in Toronto and New York City in the third quarter of fiscal 2017, in Chicago, London, Calgary, and Boston in the third quarter of fiscal 2018, and Short Hills, NJ, and an expansion to the Boston location in the second quarter of fiscal 2019, and in Hong Kong, Vancouver, Montreal, and Beijing in the third quarter of fiscal 2019;

•
launch of e-commerce in the U.K. and France in the second quarter of fiscal 2017, in Ireland in first quarter of fiscal 2018, in Luxembourg, Belgium, the Netherlands, Sweden, Germany and Austria in the second quarter of fiscal 2018, and in Greater China in the third quarter of fiscal 2019;

•	customer demand and increased manufacturing efficiency which had an impact on the timing of execution of wholesale deliveries;

•	introduction of our Spring collection in the fourth quarter of fiscal 2017 and launch of our knitwear collection in the second quarter of fiscal 2018;

•	successful execution of global pricing strategy;

•	shift in mix of revenue from wholesale to DTC, with the result that total revenue and profitability are increasingly concentrated in the third quarter;

Canada Goose Holdings Inc.	Page 23 of 45

•	shift in geographic mix of sales to increase sales outside of Canada;

•	fluctuation of the U.S. dollar, euro, Pound sterling and Swiss francs relative to the Canadian dollar; and

•	acquisition of Baffin on November 1, 2018.

Net Income (Loss)
Net income (loss) has been affected by the following factors over the last eight quarters:

•	impact of the items affecting revenue, as discussed above;

•
increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;

•
increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in reduced or negative net income in our seasonally low-revenue first and fourth quarters;

•	impact of foreign exchange;

•
higher average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;

•	pre-opening store costs incurred and timing of leases signed and retail store openings;

•	timing of achieving performance vesting conditions of stock options;

•
transaction costs in relation to the Company’s public share offering (“IPO”) in the fourth quarter of fiscal 2017 and public offerings of shares by the principal shareholders of the Company (the “Secondary Offerings”) in the second quarter of fiscal 2018, and the first and third quarters of fiscal 2019;

•	transaction and other costs in connection with the Baffin acquisition in the third quarter of fiscal 2019;

•	changes in senior management; and

•	one-time fee of $9.6m paid in the fourth quarter of fiscal 2017 to terminate our Management Agreement with Bain Capital at the time of the IPO.

Canada Goose Holdings Inc.	Page 24 of 45

NON-IFRS FINANCIAL MEASURES

	Three months ended December 31		Nine months ended December 31
CAD $ millions (except per share data)	2018	2017	2018	2017
EBITDA	146.3	93.2	200.3	132.6
Adjusted EBITDA	151.1	94.7	209.2	127.4
Adjusted EBITDA margin	37.8%	35.6%	31.0%	27.3%
Adjusted net income	107.2	64.5	141.6	84.1
Adjusted net income per share	$0.98	$0.60	$1.30	$0.79
Adjusted net income per diluted share	$0.96	$0.58	$1.27	$0.76

	December 31	December 31	March 31
CAD $ millions	2018	2017	2018
Net debt	(52.8)	(80.6)	(51.4)
Net working capital	170.7	93.1	72.1
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share are financial measures that are not defined under IFRS. We use these non-IFRS financial measures and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for salaried employees. In addition, we believe investors use both IFRS and non-IFRS measures (EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share) to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry. However, these measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.

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EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our net working capital needs; and

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Constant currency revenue
Because we are a global company, the comparability of revenue reported in Canadian dollars is also affected by foreign currency exchange rate fluctuations when the underlying currencies in which we transact change in value over time compared to the Canadian dollar. These currencies include the U.S. dollars, euros, British pounds sterling, and Swiss francs. These rate fluctuations can have a significant effect on our reported results. Therefore, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates as measured by the Bank of Canada(1). This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. See the Revenue sections of the “Results of Operations” for the three and nine month fiscal periods for a reconciliation of reported revenue and revenue on a constant currency basis.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.
(1) In prior periods, we calculated change in revenue expressed in constant currency by applying the prior period exchange rates to current period revenue.
Net debt and net debt leverage
Net debt and net debt leverage are financial measures that are not defined under IFRS. We use, and believe that certain investors and analysts use, these non-IFRS financial measures to determine a company’s financial leverage. We define net debt as total indebtedness, net of cash, and net debt leverage as the ratio of net debt to adjusted EBITDA, both measured on a trailing twelve month basis using financial information reported each quarter. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. See

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“Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Net working capital and net working capital turnover
Net working capital and net working capital turnover are financial measures not defined under IFRS. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. We define net working capital as current assets, net of cash, less current liabilities. Net working capital turnover is the ratio of average net working capital to revenue, both measured on a trailing twelve month basis using financial information reported each quarter. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

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The tables below reconcile net income to EBITDA, adjusted EBITDA, and adjusted net income for the periods indicated. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of revenue for the same period.

	For the three months ended December 31		For the nine months ended December 31
CAD $ millions	2018	2017	2018	2017
Net income	103.4	63.0	134.6	88.0
Add (deduct) the impact of:
Income tax expense	32.6	23.5	39.3	25.2
Net interest and other finance costs	3.9	3.4	11.1	10.1
Depreciation and amortization	6.4	3.3	15.3	9.3
EBITDA	146.3	93.2	200.3	132.6
Add (deduct) the impact of:
Transaction costs of Secondary Offerings (a)	0.6	—	1.8	1.5
Transaction and other costs of the Baffin acquisition (b)	2.1	—	2.1	—
Unrealized foreign exchange gain on Term Loan Facility (c)	1.4	1.1	1.3	(8.5)
Share-based compensation (d)	0.5	0.3	2.3	0.7
Pre-store-opening costs (e)	0.2	0.1	1.4	1.1
Adjusted EBITDA	151.1	94.7	209.2	127.4
Adjusted EBITDA margin	37.8%	35.6%	31.0%	27.3%

	For the three months ended December 31		For the nine months ended December 31
CAD $ millions	2018	2017	2018	2017
Net income	103.4	63.0	134.6	88.0
Add (deduct) the impact of:
Transaction costs of Secondary Offerings (a)	0.6	—	1.8	1.5
Transaction and other costs of the Baffin acquisition (b)	2.1	—	2.1	—
Unrealized foreign exchange gain on Term Loan Facility (c)	1.4	1.1	1.3	(8.5)
Share-based compensation (d)	0.5	0.3	2.3	0.7
Pre-store-opening costs (e)	0.2	0.1	1.4	1.1
Amortization on intangible assets acquired by Bain Capital (f)	—	0.3	—	1.4
Total adjustments	4.8	1.8	8.9	(3.8)
Tax effect of adjustments	(1.0)	(0.3)	(1.9)	(0.1)
Adjusted net income	107.2	64.5	141.6	84.1

(a)
In connection with the Secondary Offerings completed in November 2018, June 2018 and July 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred.

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(b)
Represents transaction costs in connection with the acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(c)
Represents non-cash unrealized gains on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(d)
Represents non-cash share-based compensation expense on stock options issued prior to the IPO under the Legacy Plan and cash payroll taxes paid by the Company of $0.3m and $1.7m in the three and nine months ended December 31, 2018 respectively, on gains earned by option holders (compensation) when stock options are exercised.

(e)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(f)
In connection with Bain Capital’s purchase of a 70% equity interest in our business on December 9, 2013, we recognized an intangible asset for customer lists in the amount of $8.7m, which had a useful life of four years and was fully amortized in the third quarter of fiscal 2018.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital(1) position as at December 31, 2018 and 2017 and March 31, 2018.

CAD $ millions	December 31, 2018	December 31, 2017	$ Change	March 31, 2018	$ Change
Current assets, net of cash	343.7	220.7	123.0	205.7	138.0
Current liabilities	173.0	127.6	(45.4)	133.6	(39.4)
Net working capital	170.7	93.1	77.6	72.1	98.6
(1) Net working capital and net working capital turnover are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of this measure.
As at December 31, 2018, we had $170.7m of net working capital compared to $93.1m of net working capital as at December 31, 2017. The $77.6m increase arose primarily from an increased volume of business, in particular growth in our DTC channel, including a $92.9m increase in inventory from higher production to satisfy customer order volume and a $19.1m increase in trade receivables. This was offset by an increase in accounts payable and accrued liabilities of $41.4m. Net working capital includes balances for Baffin as at December 31, 2018. Net working capital turnover was 19.2% on a trailing twelve month basis as at December 31, 2018, using financial information reported each quarter.
As at December 31, 2018, we had $170.7m of net working capital compared to $72.1m of net working capital as at March 31, 2018. The $98.6m increase in our net working capital arose primarily from a $85.6m increase in trade receivables from a seasonal low as at March 31, 2018 and a $52.4m increase in inventory. This was offset by an increase in accounts payable and accrued liabilities of $27.9m and an increase in provisions of $8.9m driven by our expanded DTC business,

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increase in seasonal sales volumes, and from our extended return policy offered to DTC customers during the holiday season. Net working capital includes balances for Baffin as at December 31, 2018.
Cash Flows
A summary of the Company’s consolidated statement of cash flows for the three and nine months ended December 31, 2018 compared to the three and nine months ended December 31, 2017, respectively, is set out below.

	Three months ended December 31			Nine months ended December 31
CAD $ millions	2018	2017	$ Change	2018	2017	$ Change
Total cash provided by (used in):
Operating activities	246.6	181.2	65.4	74.4	88.2	(13.8)
Investing activities	(51.3)	(13.9)	(37.4)	(68.4)	(27.1)	(41.3)
Financing activities	(124.6)	(118.5)	(6.1)	2.5	(8.7)	11.2
Effects of foreign currency exchange rate changes on cash	(0.6)	—	(0.6)	(1.5)	—	(1.5)
Increase (decrease) in cash	70.1	48.8	21.3	7.0	52.4	(45.4)
Cash, beginning of period	32.2	13.3	18.9	95.3	9.7	85.6
Cash, end of period	102.3	62.1	40.2	102.3	62.1	40.2
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditure, debt service, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also maintain the Revolving Facility to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to reduced net working capital requirements during these periods and the collection of receivables from revenue earlier in the year. The Company has also benefited from a more rapid cash conversion cycle in its DTC segment as that channel continues to grow.
Cash flows from operating activities
Cash generated from operating activities for the three months ended December 31, 2018 was $246.6m compared to $181.2m for the three months ended December 31, 2017. The increase of $65.4m in cash from operating activities was primarily due to an inflow of cash from the results of

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operations of ($55.7m), a decrease in accounts receivable ($8.8m), an increase in accounts payable and accrued liabilities ($7.0m), and payment of income taxes ($5.8m).
Cash generated by operating activities for the nine months ended December 31, 2018 was $74.4m compared to $88.2m for the nine months ended December 31, 2017. The decrease of $13.8m in cash inflows from operating activities was primarily due to an inflow of funds from the results of operations ($80.4m), an increase in funds used to acquire inventory ($37.2m) in anticipation of growing customer demand in the fourth quarter of fiscal 2019, payment of accounts payable and accrued liabilities ($21.4m), and payment of income taxes ($31.0m).
Cash flows from investing activities
Cash used in investing activities for the three months ended December 31, 2018 was $51.3m compared to $13.9m for the three months ended December 31, 2017. The increase in cash used in investing activities of $37.4m relates primarily to cash outflows for the acquisition of Baffin ($33.4m). Other outflows relate to our continued investments to support growth including retail store construction, capital additions for manufacturing capacity, and investments in information technology and product development.
Cash used in investing activities for the nine months ended December 31, 2018 was $68.4m compared to $27.1m for the nine months ended December 31, 2017. The increase in cash used in investing activities of $41.3m relates primarily to the acquisition of Baffin ($33.4m), outflows for retail store construction, capital additions for manufacturing capacity, and investments in information technology and product development.
Cash flows from financing activities
Cash used in financing activities for the three months ended December 31, 2018 was $124.6m compared to $118.5m for the three months ended December 31, 2017. The increase in cash used in financing activities of $6.1m was primarily attributable to higher borrowings repaid on the Revolving Facility.
Cash generated from financing activities for the nine months ended December 31, 2018 was $2.5m compared to cash used of $8.7m for the nine months ended December 31, 2017. The net change of $11.2m, relates primarily to the repayment for all amounts owing on the Revolving Facility.
Indebtedness
The following table presents our net debt(1) as of December 31, 2018 and 2017 and March 31, 2018.

CAD $ millions	December 31, 2018	December 31, 2017	$ Change	March 31, 2018	$ Change
Cash	102.3	62.1	40.2	95.3	7.0
Revolving Facility	—	—	—	—	—
Term Loan Facility	(155.1)	(142.7)	(12.4)	(146.6)	(8.5)
Net debt	(52.8)	(80.6)	27.8	(51.3)	(1.5)
(1) Net debt and net debt leverage are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures.
As at December 31, 2018, net debt was $52.8m compared to $80.6m as at December 31, 2017. The decrease of $27.8m was due primarily to higher cash of $40.2m as at December 31, 2018.

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Average net debt represents net debt leverage of 0.7 times adjusted EBITDA for the trailing twelve months ended December 31, 2018.
Net debt was $52.8m compared to $51.3m as at March 31, 2018. The increase in net debt of $1.5m was due to a $7.0m decrease in cash.
Revolving Facility
Canada Goose and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, have a Revolving Facility with a syndicate of lenders. The Revolving Facility has commitments of $200.0m with a seasonal increase up to $250.0m during the peak season from June 1 through November 30. In addition, the Revolving Facility includes a letter of credit commitment in the amount of $25.0m. All obligations under the Revolving Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., Swiss, U.K. and Canadian subsidiaries. The Revolving Facility matures on June 3, 2021 and provides for customary events of default.
Loans under the Revolving Facility, at our option, may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBOR Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.
A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit, will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of one thousand dollars per month.
The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the fiscal periods ended December 31, 2018 and 2017 and March 31, 2018, the Company was in compliance with all covenants.
As at December 31, 2018, December 31, 2017, and March 31, 2018, the Company had repaid all amounts owing under the Revolving Facility and related deferred financing charges in the amounts of $1.3m, $1.8m and $1.7m respectively, were included in other long-term liabilities.
The Company has unused borrowing capacity available under the Revolving Facility of $198.8m as at December 31, 2018 (December 31, 2017 - $195.3m, March 31, 2018 - $97.8m). Amounts under the Revolving Facility may be borrowed, repaid and re-borrowed to fund our general corporate purposes and are available in Canadian dollars, U.S. dollars, and Euros and, subject to an aggregate cap of $40.0m, such other currencies as are approved in accordance with the credit agreement governing the Revolving Facility.

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Term Loan Facility
The Company and Canada Goose Inc. have a Term Loan Facility in the amount of US$113.8m with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders, which matures on December 2, 2021. All obligations under the Term Loan Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., U.K. and Canadian subsidiaries. The Term Loan Facility provides for customary events of default.
The interest rate on the loan outstanding under the Term Loan Facility is the LIBOR Rate (subject to a minimum rate of 1.00% per annum) plus an Applicable Margin of 4.00%. The loan can also be maintained as an ABR loan which bears interest at ABR plus an Applicable Margin which is 1.00% less than that for LIBOR loans.
The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains non-financial covenants. As at and during the fiscal periods ended December 31, 2018 and 2017 and March 31, 2018, the Company was in compliance with all covenants.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at December 31, 2018, we had $155.1m aggregate principal amount outstanding under the Term Loan Facility (December 31, 2017 - $142.7m, March 31, 2018 - $146.6m). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate. Amounts prepaid or repaid under the Term Loan Facility may not be re-borrowed.
Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares) and long-term debt (the Revolving Facility and the Term Loan Facility), with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing twelve months adjusted EBITDA to net debt, reflecting the seasonal change in the business as net working capital builds through the second fiscal quarter.  The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

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Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations as at December 31, 2018:

CAD $ millions	Q4 2019	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	137.5	—	—	—	—	—	—	137.5
Revolving Facility	—	—	—	—	—	—	—	—
Term Loan Facility	—	—	—	155.1	—	—	—	155.1
Interest commitments relating to long-term debt (1)	2.6	10.1	10.1	6.7	—	—	—	29.5
Operating leases	6.1	31.3	35.3	34.0	26.3	24.0	76.3	233.3
Pension obligation	—	—	—	—	—	—	1.5	1.5
Total contractual obligations	146.2	41.4	45.4	195.8	26.3	24.0	77.8	556.9

(1)	Interest commitments are calculated based on the loan balance and the interest rate payable on the Term Loan Facility of 6.52% as at December 31, 2018.
As at December 31, 2018, we had additional liabilities which included provisions for warranty, agent termination fees, sales returns, asset retirement obligations, and deferred income tax liabilities. These long-term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
Outstanding Share Capital
Canada Goose is a publicly traded company listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at February 11, 2019, there were 58,926,196 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at February 11, 2019, there were 2,218,816 options and 10,650 restricted share units outstanding under the Company’s equity incentive plans, 936,774 of which were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency exchange rates and interest rates.

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Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in foreign currencies, primarily U.S. dollars, euros, British Pounds sterling, and Swiss francs, through its foreign operations in the U.S., U.K., France and Switzerland. Furthermore, as our business in Greater China grows, transactions in renminbi and Hong Kong dollars will increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.
Since fiscal 2016, we entered into derivative instruments in the form of forward contracts to manage the majority of our current and anticipated exposure to fluctuations in the U.S. dollar, euro, British Pound sterling and Swiss franc exchange rates for revenues and purchases. Beginning in fiscal 2017, certain foreign exchange forward contracts have been designated and accounted for as cash flow hedges.
A summary of foreign currency forward exchange contracts and the corresponding amounts as at December 31, 2018 is as follows:

(millions)	Contract Amount		Primary Currency
Forward exchange contract to purchase currency	CHF	2.3	Swiss francs
	US$	22.3	U.S. dollars
		€5.5	Euros

Forward exchange contract to sell currency	US$	35.0	U.S. dollars
		€5.2	Euros
		£5.1	Pounds sterling
Foreign exchange risk of principal and interest payments on the Term Loan Facility
Amounts available for borrowing under the Term Loan Facility and part of our Revolving Facility are denominated in U.S. dollars. Based on our outstanding balances of $155.1m (US$113.8m) under the Term Loan Facility as at December 31, 2018, a $0.01 depreciation in the value of the

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Canadian dollar compared to the U.S. dollar would result in a decrease in our pre-tax income of $1.1m solely as a result of that exchange rate fluctuation’s effect on the debt.
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk related to the Term Loan Facility.
The Company entered into a long-dated forward exchange contract to buy $75.0m, or US$59.4m in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on the related principal amount of the Term Loan Facility over the term to maturity (December 2, 2021). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
The Company also entered into a cross-currency swap by selling $50.0m, or US$40.0m in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date and receiving $50.0m fixed rate debt bearing interest at a rate of 5.80%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income and reclassified to the statement of income as the related hedged transactions impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $50.0m fixed rate debt bearing interest at a rate of 5.80% and receiving $50.0m, or €34.0m in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in the Company’s European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.
Interest rate risk
We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Revolving Facility and Term Loan Facility. As at December 31, 2018, the Company had repaid all amounts owing on the Revolving Facility. The amount owing under our Term Loan Facility was $155.1m which currently bears interest at 6.52%. Based on the weighted average amount of outstanding borrowings under the Revolving Facility during the nine months ended December 31, 2018, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.6m in the period. Correspondingly, a 1.00% increase in the rate on our Term Loan Facility would have increased interest expense by an additional $1.1m. The impact on future interest expense because of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of its Board of Directors by incurring expenses for business services. During the three and nine months ended December 31, 2018, the Company incurred expenses with related parties of $0.5m and $0.9m, respectively (three and nine months ended December 31, 2017 - $0.8m and $1.1m, respectively) to companies related to certain shareholders. Balances owing to related parties as at December 31, 2018 were $0.3m (December 31, 2017 - $0.5m).

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The Company has incurred expenses for lease of premises and other operating costs payable to entities affiliated with the controlling shareholder of Baffin Inc. totaling $0.2m in the three and nine months ended December 31, 2018. Under the terms of the purchase agreement, the Company agreed to acquire the inventories in transit at the time of the acquisition when received. Purchases of inventories in the three and nine months ended December 31, 2018 amounted to $1.3m. Related amounts owing to Baffin entities as at December 31, 2018 were $0.4m. The amount payable to the controlling shareholder of Baffin Inc. that will be charged to expense as compensation in connection with the acquisition of Baffin is a related party transaction.
FISCAL 2019 OUTLOOK
A revised discussion as to our fiscal 2019 outlook is contained in our earnings press release dated February 14, 2019 under the section entitled “Revised Fiscal 2019 Outlook”. This press release is available on the SEDAR website at www.sedar.com, on the EDGAR section of the SEC website at www.sec.gov and on our website at investor.canadagoose.com.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual Financial Statements and Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The Company has adopted IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments effective April 1, 2018, which did not have a material effect on the financial statements. See “Changes in Accounting Policies” below for a description of the impact from adopting these new standards.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.
Revenue recognition. Revenue comprises the consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when specific criteria for transfer of control to the customer have been met for each of the Company’s activities, as described below.
Wholesale revenue comprises sales to third-party resellers (which includes international distributors and retailers) of the Company’s products. Wholesale revenue from the sale of goods is recognized, net of an estimated provision for sales returns, discounts and allowances, when the control of the goods has been transferred to the reseller which depends on the precise terms of the agreement with each reseller. The Company, at its discretion, may cancel all or a portion of

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any firm wholesale sales order. The Company is therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are therefore included in accrued liabilities in the statement of financial position.
DTC revenue consists of sales through the Company’s directly-owned e-commerce operations and physical retail stores. Sales through e-commerce operations are recognized upon estimated delivery of the goods to the customer, net of an estimated provision for sales returns, when control of the goods has transferred from the Company to the customer. Sales through our retail stores are recognized upon delivery to the customer at the point of sale, net of an estimated provision for sales returns.
It is the Company’s policy to sell merchandise through the DTC channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns. The return period is extended during the holiday shopping period to accommodate a higher volume of activity and purchases given as gifts. The amount outstanding as at December 31, 2018 and 2017 relates to seasonal DTC sales over the holiday selling season.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.
Impairment of non-financial assets (goodwill, intangible assets, and property, plant and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets’ impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, earnings, net working capital and capital investment consistent with strategic plans presented to the Board of Directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the consolidated statements of income and comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Functional currency. Items included in the consolidated financial statements of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each

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entity operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is our functional and presentation currency.
Financial instruments. Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.
We enter into financial instruments with highly-rated creditworthy institutions and instruments with liquid markets and readily-available pricing information.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.
Share-based payments. Share-based payments are valued based on the grant date fair value of these awards and we record compensation expense over the corresponding service period in our stock option plans. The fair value of the share-based payments is determined using acceptable valuation techniques. The compensation expense related to the options is recognized rateably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of the exit event, if applicable, is probable.
We have issued stock options to purchase subordinate voting shares under our equity incentive plans, prior to the public offering on March 21, 2017 (the “Legacy Plan”) and subsequently (the “Omnibus Plan”). Stock options were granted to certain executives of the Company under the Legacy Plan with vesting contingent upon meeting service, performance goals and exit event conditions. Stock options have also been granted to certain employees under the Omnibus Plan with service-based vesting, generally over four years.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the balance sheet date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement; and risk-free rate used to discount the provision to present value. We review our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
Sales returns. Sales returns relate primarily to goods sold through the DTC sales channel which have a limited right of return, typically within 30 days. The Company bases its estimate on historical return rates in its e-commerce and retail stores and reviews its actual returns experience periodically to assess the appropriateness of the return rates used.

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CHANGES IN ACCOUNTING POLICIES
Statement of Compliance
The Interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the IASB. Certain information which is considered material to the understanding of the Interim Financial Statements and is normally included in the Annual Financial Statements prepared in accordance with IFRS is provided in the notes to the Interim Financial Statements. The Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Annual Financial Statements. The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the Annual Financial Statements, except for the adoption of new standards effective April 1, 2018, as noted below.
Standards issued and adopted
Certain new standards became effective at the beginning of the current fiscal year. The impact from the adoption of these new standards is described below.
Revenue
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which replaces the guidance on revenue recognition requirements that previously existed under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements.
The Company adopted the standard effective April 1, 2018 using the modified retrospective approach, which resulted in no adjustment to opening retained earnings. Comparative information has not been restated and continues to be reported under previous accounting standards. After completing the analysis of its customer contracts, the Company has determined that the implementation of IFRS 15 did not result in any adjustments to the opening balance of retained earnings or to the presentation of the Interim Financial Statements.
As a result of adopting IFRS 15, the Company updated its accounting policies for the recognition of revenue as set out below:
Revenue recognition
Revenue comprises of the fair value of consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when specific criteria for transfer of control to the customer have been met for each of the Company’s activities, as described below.

i)	Wholesale
Wholesale revenue comprises sales of the Company’s products to third party resellers (which includes international distributors and retailers). Wholesale revenue from the sale of goods is recognized when the control of the goods has been transferred to the reseller,

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which depends on the precise terms of the agreement with each reseller, net of an estimated provision for sales returns.
The Company, at its discretion, may cancel all or a portion of any firm wholesale sales order. The Company is therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are therefore included in accrued liabilities in the statement of financial position.

ii)	Direct-to-Consumer
Direct-to-Consumer revenue consists of sales through the Company’s e-commerce operations and Company-owned retail stores. Sales through e-commerce operations are recognized upon estimated delivery of the goods to the customer, net of an estimated provision for sales returns, when control of the goods has transferred from the Company to the customer. Sales through our retail stores are recognized delivery to the customer at the point of sale, net of an estimated provision for sales returns.
It is the Company’s policy to sell merchandise through the Direct-to-Consumer channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
The Company’s warranty obligation is to provide an exchange or repair for manufacturing defective products under the standard warranty terms and conditions. The warranty obligation is recognized as a provision when goods are sold.
Financial instruments
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) which replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 also amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.
The Company adopted the standard effective April 1, 2018, resulting in no significant adjustment to retained earnings and no material effect on the Interim Financial Statements.
The Company assessed which business models apply to the financial assets and liabilities held and has classified its financial instruments into the appropriate IFRS 9 categories. These reclassifications did not have an impact on the measurement of financial assets and liabilities. Adoption of the new classification requirements under IFRS 9 did not result in significant changes in the measurement of financial assets and financial liabilities.

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The following table summarizes the original classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial assets and financial liabilities.

Asset/Liability	Original classification under IAS 39	New classification under IFRS 9
Cash	Loans and other receivables	Amortized cost
Trade receivables	Loans and other receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Revolving facility	Other liabilities	Amortized cost
Term loan	Other liabilities	Amortized cost
Derivative, not in a hedging relationship	Fair value through profit or loss	Fair value through profit or loss
Reclassification of financial assets is required if the objective of the business model in which they are held changes after initial recognition and if the change is significant to the entity’s operations. No reclassification of financial liabilities is permitted.
Upon transition the Company’s derivatives designated as hedges continue to meet the hedging criteria, therefore the fair values flow through other comprehensive income under both IAS 39 and IFRS 9.
Application of the expected credit loss model for trade accounts receivable did not result in any significant changes in the Company’s impairment allowance, with expected credit losses to be measured over the life of the asset, typically the annual wholesale sales cycle.
Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted by the Company for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations are provided below.
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more complete picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively.
The Company will adopt the standard on April 1, 2019 using the modified retrospective approach with the cumulative effects of initial application recorded in opening retained earnings and no restatement of prior period financial information.
Working with external advisors, we continue to assess the impact of the adoption of this standard on our financial statements, related disclosures and processes. We are implementing a lease administration system to facilitate the identification, tracking and reporting of leases based on the requirements of the standard and continue to refine and validate the inputs and key assumptions

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used. Based on our preliminary assessment, we expect the adoption of the standard will have a material impact on the consolidated financial statements. The adoption of IFRS 16 will result in a material increase in total assets, long term debt and deferred income taxes. The nature and timing of expenses will change as IFRS 16 replaces straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

CHANGE IN FISCAL YEAR EFFECTIVE APRIL 1, 2019
The fiscal year of the Company currently ends on March 31 each year. Effective for fiscal 2020 and subsequent years, the Company will be adopting a 52 or 53-week reporting cycle, common in the retail industry, with the fiscal year ending on the Sunday closest to March 31. Fiscal 2020 will end on March 29, 2020. The quarters in fiscal 2020 will end on June 30, September 29, and December 29, 2019.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures
We conducted an evaluation of the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2018, the end of the period covered by this MD&A. The Disclosure Controls evaluation was completed under the supervision and with the participation of management, including our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that, because of the material weaknesses in our internal control over financial reporting described below in “Changes in Internal Control Over Financial Reporting”, our Disclosure Controls were not effective as of December 31, 2018, such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.
Material Weakness in Internal Control Over Financial Reporting
In connection with the audit of our consolidated financial statements for the year ended March 31, 2018, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
We identified control deficiencies in aggregate that constitute material weaknesses in four components of internal control as defined by COSO 2013 (Risk Assessment, Control Activities, Information and Communication, and Monitoring). As the Company has experienced significant expansion of operations and revenue growth, we have increased the number of personnel in our

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organization and specifically in our financial reporting team. Despite this progress, management determined it did not design and maintain effective controls over the following, each of which is a material weakness: (a) the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls to customer master data; (b) the existence and valuation of inventory, including inventory costing and access controls to inventory master data; and (c) the accuracy and completeness of information used in the execution of internal controls primarily related to spreadsheets created from data extracted from our enterprise resource planning (“ERP”) system. As a result, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis in the future.
Remediation Plan and Activities
Management has taken the following additional steps during the first nine months of fiscal 2019 and we anticipate further steps to be taken over the remainder of fiscal 2019:

•	Hired additional employees with cost accounting expertise and capacity;

•	Hired a full-time Senior Director, Internal Control with responsibility to oversee internal controls, drive control literacy, and enable communication among control owners; and

•
Engaged a third party to assist with evaluating all sources of information used in controls, developing and implementing a comprehensive control framework for this information and training control owners on the related control execution and evidencing.

In addition to the plans outlined above, management has commenced an upgrade of its existing ERP system with implementation planned for fiscal 2020. The upgraded ERP system will support business scalability and enhance internal controls through increased process automation. Senior management has discussed the material weaknesses described above with the Audit Committee, which will continue to review progress on these remediation activities.
As the Company continues to evaluate and work to improve its internal control over financial reporting, management may determine to take additional measures to address control deficiencies. The material weaknesses cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future. We do not know the specific time frame needed to fully remediate the material weaknesses identified above. See “Risk Factors” in our Annual Report on Form 20-F. Management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.
The initiatives we are implementing to remediate the material weakness are subject to continued management review supported by confirmation and testing, as well as Audit Committee oversight. We will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. However, we cannot be

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certain that the measures we have taken or may take in the future will ensure that we will establish and maintain adequate controls over our financial processes and reporting in the future.
Notwithstanding the material weakness, our management has concluded that the financial statements included elsewhere in this Quarterly Report present fairly, in all material respects, our financial position, results of operations and cash flows in conformity with IFRS.
Changes in Internal Control over Financial Reporting
Other than those described above, there have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-5(f) under the Exchange Act) during the quarter ended December 31, 2018, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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